UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
        SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
 SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                  Commission File Number  000-31465

                       Stampede Worldwide, Inc.
                     (Exact Name of Registrant)


        1021 Symphony Isles Blvd, Apollo Beach, Florida  33572


                Telephone 813-649-9212 Fax 813-649-1703

               Common Stock, par value $.001 per share
          (Title of class of securities covered by this form)

                               None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please put an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [X]                Rule 12h-3(b)(1)(i)      [   ]
Rule 12g-4(a)(1)(ii)      [X]                Rule 12h-3(b)(1)(ii)     [   ]
Rule 12g-4(a)(2)(i)       [   ]              Rule 12h-3(b)(2)(i)      [   ]
Rule 12g-4(a)(1)(ii)      [   ]              Rule 12h-3(b)(2)(ii)     [   ]

Approximate number of holders of record as of the certification or notice date: 151

Pursuant to the requirements of the Securities Exchange Act of 1934, Stampede Worldwide, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

March 23, 2004
By:  /s/ John V. Whitman, Jr.
         John V. Whitman, Jr.